FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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(1) Press Release, “Dr. Reddy’s launches Levocetirizine tablets in US,” March 25, 2011.	3

(2) Press Release, “Dr. Reddy’s announces completion of the acquisition of US penicillin facility and products from GlaxoSmithKline,” March 30, 2011.	4

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches Levocetirizine tablets in US
Hyderabad, India, March 25, 2011 — Dr. Reddy’s Laboratories (NYSE: RDY) has launched Levocetirizine tablets (5mg), a bioequivalent generic version of Xyzal® tablets in the US market. The United States Food & Drug Administration (USFDA) approved Dr. Reddy’s ANDA for Levocetirizine tablets on February 24, 2011. Levocetirizine had total U.S. sales of approximately $238 million for the twelve months ending September 30, 2010 according to IMS Health.
Dr. Reddy’s Levocetirizine tablets are available in 90 count bottles.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
Xyzal® is a registered trademark of the UCB Group of companies.
IMS National Sales Perspectives: Retail and Non-Retail MAT 09/2010
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
Rajan S at rajans@drreddys.com or on +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces completion of the acquisition of US penicillin facility and products from GlaxoSmithKline

•	Acquisition completed on March 29, 2011
Hyderabad, India, March 30, 2011:
Dr. Reddy’s Laboratories (NYSE: RDY) today announced the completion of the acquisition of GlaxoSmithKline’s (GSK) United States oral penicillin facility and product portfolio pursuant to the agreement signed and announced by the companies on Nov 23, 2010. As a result of the acquisition, Dr. Reddy’s assumes the ownership of the penicillin manufacturing site in Bristol, Tennessee, United States, and rights for the Augmentin® and Amoxil® brands in the United States. GSK will retain the existing rights for these brands outside the United States. Further financial terms and conditions of the transaction are not being disclosed.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Trademarks
Brand names appearing in italics throughout this document are trademarks of GSK.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-908-203-4931
Media:
S Rajan at rajans@drreddys.com or on +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: March 31, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary

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